

July 30, 2013

Via E-mail
Mr. Christopher W. Shean
Senior Vice President and Chief Financial Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: Liberty Interactive Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **File No. 001-33982**
> **Filed February 28, 2013**

Dear Mr. Shean:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Note 1 – Basis of Presentation, page II-33

1. We note that the fair value of your ownership interest in Tripadvisor, held before December 11, 2012, was determined based on the trading price of TripAdvisor common shares on the last trading day prior to the transaction. We also note that on the first day you received these shares you transferred the right to vote the shares to Barry Diller through the stockholder agreement between you and Mr. Diller. Tell us how you considered the absence of voting rights in determining the fair value of your previously held ownership interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director